EXHIBIT 99.3
Peak Resorts, Inc.
Nominating and Corporate Governance Committee Charter
I. Purpose
     The purpose of this charter is to set forth the objectives, structure, and responsibilities of the Nominating and Corporate Governance Committee (the “Committee”) of the Board of Directors (the “Board”) of Peak Resorts, Inc. (the “Company”).
     The Committee is a standing committee of the Board of the Company. The Committee shall identify individuals qualified to become members of the Board, to recommend director nominees for each annual meeting of shareholders and nominees for election to fill any vacancies on the Board and to address related matters. The Committee shall also develop and recommend to the Board corporate governance principles applicable to the Company and address related matters.
     The principal responsibilities of the Committee shall be to:
     • Consider the appropriate size and composition of the Board and its committees and make recommendations to the full Board accordingly.
     • Identify and evaluate individuals believed to be qualified to become Board members, and recommend to the Board a slate of candidates for election at each annual meeting of shareholders and any other meeting of shareholders or directors at which a director is to be elected. In evaluating candidates, the Committee shall take into consideration such factors as it deems appropriate, which shall at a minimum reflect any requirements of any applicable law or regulation and the rules and regulations of the NASDAQ Stock Market, Inc. (“Nasdaq”) Marketplace Rules and the Securities Exchange Act of 1934, as amended which may include judgment, skill, diversity, experience with businesses and other organizations of comparable size, the interplay of the candidate’s experience with the experience of other Board members, and the extent to which the candidate would be a desirable addition to the Board and any committees of the Board. The Committee may consider candidates proposed by management but is not required to do so.
     • Keep itself informed as to both current and potential corporate governance issues that may affect the Company and develop the Company’s corporate governance guidelines and additional corporate governance policies.
     • Monitor and evaluate the relationships among, and the powers of, the Company’s shareholders, directors and management as they relate to the governance of the Company.
     • Develop and review with the CEO matters relating to management succession.
     • Recommend for approval by the full Board any other actions or policies related to improving corporate governance that the Committee might deem appropriate.

     • Carry out such other duties that may be delegated to it by the Board from time to time.
II. Committee Structure and Proceedings
     Number and Qualifications of Members. The Committee shall consist of at least three members of the Board who meet the required standards of independence under applicable law or regulation and the rules and regulations of the Nasdaq. The full Board shall from time to time determine the size of the Committee and shall formally appoint its members from among those who are qualified to serve on the Committee, and members shall serve at the pleasure of the Board. A member shall automatically cease to serve on the Committee if the member ceases to meet the qualifications for Committee membership. The Board shall be the sole and final judge as to whether a member meets the qualifications for membership and may remove a member if it determines that the member no longer meets those qualifications.
     The Board may designate one of the members as the Chairman of the Committee or , if the Board does not make such designation, the members shall elect a Chairman from among themselves.
     Meetings. The Committee shall meet at least twice per year in conjunction with regularly scheduled meetings of the Board. The Committee may meet in person or telephonically. The Committee may meet at such other times as its responsibilities may require, as the Chairman may determine. The Committee shall keep minutes of its proceedings, which shall be duly filed in the Company’s records.
     Quorum and Voting. A majority of all members of the Committee eligible to vote on a matter shall constitute a quorum for the transaction of business on that matter, and the affirmative vote of a majority of the members eligible to vote on a matter shall be required to approve that matter, except that procedural matters may be approved by a majority of the members present. Members of the Committee may not act by proxy.
     No member of the Committee whose term as director is expiring and who is eligible and willing to stand for reelection shall be eligible to participate in the discussion of the nominee to fill the resulting vacancy or to vote on the selection of such nominee.
     Action by Written Consent. Any action required or permitted to be taken by the Committee may be taken without a meeting, if all the members of the Committee consent to the action in writing and the written consent is filed with the minutes of the proceedings of the Committee.
     Rules. The Committee may from time to time adopt rules not inconsistent with this Charter, for the conduct of its meetings and the transaction of its other business.
III. Other Committee Responsibilities
     In addition to its primary responsibilities as set out in Article I:

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(1) Periodic Charter Assessment. The Committee shall review and reassess the adequacy of this Charter from time to time and recommend any changes to the Board for approval.
(2) Informational Reports. The Committee shall provide any information and reports needed to comply with the rules of the Securities and Exchange Commission, the Nasdaq, or as requested by management, for inclusion in the Company’s proxy statements, annual reports and other public documents.
(3) Reports to the Board. The Committee shall regularly report its activities to the Board and review with the Board any issues that arise with respect to the purposes or activities of the Committee.
(4) Investigations, Resources and Reliance. The Committee shall, at its reasonable discretion and within the scope of its duties, investigate any matter brought to its attention or for which it becomes aware.
(5) Outside Advisors. The Committee shall have the right to use reasonable amounts of time of the Company’s internal and independent accountants, outside legal counsel and other internal staff and also shall have the right to hire independent experts, legal counsel and other consultants, including search firms to identify potential directors, to assist and advise the Committee in connection with its general responsibilities and/or any investigated matters. The Committee is entitled to rely in good faith on (1) corporate records, corporate officers, corporate staff or, (2) any other persons selected with reasonable care as to matters reasonably believed to be within the person’s professional or expert competence.
The Committee may retain and terminate and set the fees of any such advisors, without the necessity of Board approval, and the expenses incurred by the Committee in obtaining such advice and assistance shall be paid by the Company without the necessity of Board approval.

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